3

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarter ended ***March 31, 2002***

Sun Life Financial Services of Canada Inc. (the "Company")
(Translation of registrant's name into English)

150 King Street West, Toronto, Ontario, M5H 1J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F *X*

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No *X*

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- *N/A*

The following documents are attached:

1. *Interim financial statements of the Company for the three month period ended March 31, 2002*
2. *Interim management's discussion and analysis of the Company for the three month period ended March 31, 2002.*

Sun Life Financial

FIRST QUARTER 2002

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

Three Months Ended

March 31, 2002

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

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Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars, except for per share amounts)

	FOR THE THREE MONTHS ENDED MARCH 31 2002	MARCH 31 2001
REVENUE		
Premium income:		
Annuities	$ 2,088	$ 1,259
Life insurance	949	958
Health insurance	396	344
	3,433	2,561
Net investment income	1,160	941
Fee income	820	831
	5,413	4,333
POLICY BENEFITS AND EXPENSES		
Payments to policyholders, beneficiaries and depositors:		
Maturities and surrenders	1,384	532
Annuity payments	248	236
Death and disability benefits	338	310
Health benefits	300	260
Policyholder dividends and interest on claims and deposits	207	273
	2,477	1,611
Net transfers to segregated funds	511	737
Increase in actuarial liabilities	954	571
Commissions	447	409
Operating expenses	573	648
Premium taxes	31	25
Interest expense	38	42
	5,031	4,043
OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	382	290
Income taxes	107	73
Non-controlling interests in net income of subsidiaries	21	16
TOTAL NET INCOME	254	201
Less:		
Participating policyholders' net income (loss)	(2)	(1)
SHAREHOLDERS' NET INCOME	$ 256	$ 202
Basic earnings per share *(Note 3)*	$ 0.59	$ 0.48
Diluted earnings per share *(Note 3)*	$ 0.59	$ 0.48

Consolidated Balance Sheets

(unaudited, in millions of Canadian dollars)

	AS AT		
	MARCH 31 2002	DECEMBER 31 2001	MARCH 31 2001 *
ASSETS			
Bonds	**$ 49,970**	$ 48,077	$ 28,149
Mortgages	**8,154**	8,622	10,550
Stocks	**5,002**	4,882	4,565
Real estate	**2,252**	2,316	2,355
Cash, cash equivalents and short-term securities	**4,057**	4,809	4,271
Policy loans and other invested assets	**4,601**	4,558	2,472
Invested assets	**74,036**	73,264	52,362
Other assets	**7,411**	7,064	4,650
Total general fund assets	**$ 81,447**	$ 80,328	$ 57,012
Segregated funds net assets	**$ 48,703**	$ 48,544	$ 46,223
LIABILITIES AND EQUITY			
Actuarial liabilities and other policy liabilities	**$ 60,392**	$ 59,527	$ 35,695
Amounts on deposit	**1,836**	1,898	3,937
Deferred net realized gains	**3,710**	3,744	3,900
Other liabilities	**5,174**	4,661	4,921
Total general fund liabilities	**71,112**	69,830	48,453
Subordinated debt *(Note 4)*	**476**	776	770
Cumulative capital securities of a subsidiary	**954**	954	942
Non-controlling interests in subsidiaries	**1,016**	1,043	70
Total equity	**7,889**	7,725	6,777
Total general fund liabilities and equity	**$ 81,447**	$ 80,328	$ 57,012
Segregated funds contract liabilities	**$ 48,703**	$ 48,544	$ 46,223

* As restated *(Note 2)*

Approved on behalf of the Board of Directors

Donald A. Stewart

Donald A. Stewart
Chairman and Chief Executive Officer

R. W. Osborne

Ronald W. Osborne
Director

Consolidated Statements of Equity

(unaudited, in millions of Canadian dollars)

	PARTICIPATING POLICYHOLDERS	SHAREHOLDERS	FOR THE THREE MONTHS ENDED MARCH 31 2002	MARCH 31 2001 *
SHARE CAPITAL				
Balance, beginning of period	$ -	$ 1,100	$ 1,100	$ 795
Purchase and cancellation of common shares	-	-	-	(2)
Balance, end of period	-	1,100	1,100	793
RETAINED EARNINGS				
Balance, beginning of period, as previously reported	77	5,917	5,994	5,556
Change in accounting policy *(Note 2)*	-	-	-	(206)
Balance, beginning of period as restated	77	5,917	5,994	5,350
Net income (loss)	(2)	256	254	201
Dividends on common shares	-	(60)	(60)	(51)
Purchase and cancellation of common shares	-	-	-	(33)
Balance, end of period	75	6,113	6,188	5,467
CURRENCY TRANSLATION ACCOUNT				
Balance, beginning of period	3	628	631	372
Changes for the period	-	(30)	(30)	145
Balance, end of period	3	598	601	517
Total equity	$ 78	$ 7,811	$ 7,889	$ 6,777

* As restated *(Note 2)*

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of Canadian dollars)

	FOR THE THREE MONTHS ENDED MARCH 31 2002	MARCH 31 2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Total net income	$ 254	$ 201
New mutual fund business acquisition costs capitalized	(56)	(104)
Redemption fees of mutual funds	29	23
Items not affecting cash	973	(59)
Net cash provided by operating activities	1,200	61
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Borrowed funds	66	108
Subordinated debt *(Note 4)*	(300)	-
Purchase and cancellation of common shares	-	(35)
Dividends paid on common shares	(60)	(51)
Net cash provided by (used in) financing activities	(294)	22
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	8,495	4,642
Purchases of bonds, mortgages, stocks and real estate	(10,060)	(4,568)
Policy loans	(10)	(23)
Short-term securities	740	(249)
Other investments	(52)	8
Net cash used in investing activities	(887)	(190)
Net cash provided by (used in) discontinued operations	(2)	51
Changes due to fluctuations in exchange rates	(10)	91
Increase in cash and cash equivalents	7	35
Cash and cash equivalents, beginning of period	2,583	2,503
Cash and cash equivalents, end of period	2,590	2,538
Short-term securities, end of period	1,467	1,733
Cash, cash equivalents and short-term securities, end of period	$ 4,057	$ 4,271

Supplementary Information

Cash and cash equivalents:		
Cash	$ 402	$ 515
Cash equivalents	2,188	2,023
	$ 2,590	$ 2,538
Cash disbursements made for:		
Interest on borrowed funds, subordinated debt and cumulative capital securities	$ 18	$ 21
Income taxes, net of refunds	$ 83	$ 111

Consolidated Statements of Changes in Segregated Funds Net Assets

(unaudited, in millions of Canadian dollars)

	FOR THE THREE MONTHS ENDED	
	MARCH 31 2002	MARCH 31 2001 *
ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS		
Deposits:		
Annuities	**$ 1,233**	$ 1,907
Life insurance	**288**	39
	1,521	1,946
Net transfers from general funds	**511**	737
Net realized and unrealized gains (losses)	**(116)**	(5,905)
Other investment income	**197**	408
	2,113	(2,814)
DEDUCTIONS FROM SEGREGATED FUNDS		
Payments to policyholders and their beneficiaries	**1,653**	1,677
Management fees	**139**	137
Taxes and other expenses	**35**	(3)
Effect of changes in currency exchange rates	**127**	(1,315)
	1,954	496
Net additions (reductions) to segregated funds for the period	**159**	(3,310)
Segregated funds net assets, beginning of period, as restated *(Note 2)*	**48,544**	49,533
Segregated funds net assets, end of period	**$ 48,703**	$ 46,223

Consolidated Statements of Segregated Funds Net Assets

(unaudited, in millions of Canadian dollars)

	AS AT		
	MARCH 31 2002	DECEMBER 31 2001	MARCH 31 2001 *
ASSETS			
Stocks	**$ 42,222**	$ 41,864	$ 38,572
Bonds	**4,702**	4,642	5,150
Cash, cash equivalents and short-term securities	**1,752**	2,508	1,827
Real estate	**357**	491	779
Mortgages	**148**	162	345
Other assets	**740**	379	429
	49,921	50,046	47,102
LIABILITIES	**1,218**	1,502	879
Net assets attributable to segregated funds policyholders	**$ 48,703**	$ 48,544	$ 46,223

* As restated *(Note 2)*

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Basis of Presentation

Sun Life Financial Services of Canada Inc. and its subsidiaries are collectively referred to as "Sun Life Financial" or "the Company". Sun Life Financial prepares its consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2001 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2. Changes in Accounting Policies

Actuarial Liabilities: On October 1, 2001, the Company adopted the Standards of Practice for the Valuation of Policy Liabilities of Life Insurers of the Canadian Institute of Actuaries in which the policy premium method was replaced by the Canadian asset liability method. This change in accounting policy was applied retroactively and resulted in the following changes in previously reported retained earnings, currency translation account, actuarial liabilities and segregated funds net assets. The 2001 restated columns are denoted by "As restated" where presented in the interim consolidated financial statements. Net income for the three months ended March 31, 2002 was not impacted by this change in accounting policy.

	2001
Decrease in retained earnings as at January 1	$206
Cumulative increase in currency translation account	26
Increase in actuarial liabilities as at March 31	$180
Increase in segregated funds net assets as at January 1	$792
Increase in net additions to segregated funds	89
Increase in segregated funds net assets as at March 31	$881

Goodwill and Other Intangible Assets: The Company adopted prospectively all the provisions of Goodwill and Other Intangible Assets, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, on January 1, 2002. This standard requires that intangible assets with an indefinite life and goodwill not be amortized. If the goodwill had not been amortized in 2001, net income for the three months ended March 31, 2001 would have been increased by the amortization expense of $4.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value to identify if the carrying value is in excess of the fair value. In the second step of the impairment test, the fair values of the reporting units that have potential impairment are allocated to the fair values of their identifiable net assets and the remaining unallocated balances are the fair values of the goodwill. If the carrying values of the goodwill are greater than the fair values, the excesses are recorded as impairment losses.

The Company is required to perform a transitional impairment test for goodwill as at January 1, 2002. Any impairment losses arising from the transitional impairment test will be recognized as a change in accounting policy and recorded as an adjustment to the opening retained earnings. Impairment losses arising from subsequent impairment tests will be charged to income. The Company expects to complete the first step of the transitional impairment test for goodwill by June 30, 2002, and complete the second step, if necessary, by December 31, 2002. The impact, if any, of the results of the goodwill impairment test on the interim consolidated financial statements has not been determined.

As at March 31, 2002, goodwill and intangible assets were $2,238 and $100, respectively ($240 and $11, respectively as at March 31, 2001).

Stock-Based Compensation and Other Stock-Based Payments: The Company adopted prospectively Stock-based Compensation and Other Stock-based Payments, CICA Handbook Section 3870, on January 1, 2002. The new Section requires that stock-based payments to non-employees and direct awards of stocks be accounted for using the fair value method. It also requires that stock appreciation rights (SAR) to be settled in cash be recorded as liabilities for the difference between the option price and quoted market price of the stocks. SAR to be settled by equity instruments are to be measured using the fair value method or in a manner similar to the accounting for SAR settled in cash. The new Section encourages, but does not require, the use of the fair value method to account for all other stock-based transactions with employees. The impact of this change was not material to the interim consolidated financial statements.

3. Earnings Per Share

	For the three months ended March 31 2002	March 31 2001
BASIC EARNINGS PER SHARE		
Shareholders' net income	**$ 256**	$ 202
Shareholders' net income excluding goodwill amortization	**$ 256**	$ 206 (2)
Weighted average number of shares outstanding (in millions)	**432**	421
Basic earnings per share	**$0.59**	$0.48
Basic earnings per share excluding goodwill amortization	**$0.59**	$0.49
DILUTED EARNINGS PER SHARE		
Shareholders' net income	**$ 256**	$ 202
Less: Effect of stock options of subsidiaries(1)	**1**	1
Shareholders' net income on a diluted basis	**$ 255**	$ 201
Shareholders' net income excluding goodwill amortization on a diluted basis	**$ 255**	$ 205 (2)
Weighted average number of shares outstanding (in millions) (3)	**432**	421
Diluted earnings per share	**$0.59**	$0.48
Diluted earnings per share excluding goodwill amortization	**$0.59**	$0.49

(1) The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.
(2) Goodwill amortization of $4 was added back to shareholders' net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.
(3) The dilutive effects of the stock options of Sun Life Financial Services of Canada Inc. were immaterial for the three months ended March 31, 2001 and 2002.

4. Significant Capital Transaction

On December 19, 2001, the Company notified the debenture holders of its intention to redeem the 8.49% capital debentures of $300 before the maturity date of July 28, 2005. The redemption premiums of $30, net of taxes of $7, were recorded in 2001. The redemption of the capital debentures was completed on January 28, 2002.

5. Stock-based Compensation

At the Annual and Special Meeting on April 25, 2001, shareholders of the Company approved the Executive Stock Option Plan, the Director Stock Option Plan and the Senior Executives' Deferred Share Unit Plan effective March 30, 2001. Information concerning these stock option and deferred share unit plans is included in Note 27 of the 2001 annual consolidated financial statements.

The activities in these stock option plans for the three months ended March 31 are as follows:

	2002		2001	
	Number of stock options	**Weighted average exercise price**	Number of stock options	Weighted average exercise price
Balance, January 1	**5,545,000**	**$29.87**	-	$ -
Granted	**4,437,100**	**$33.16**	5,250,400	$29.49
Forfeited	**31,800**	**$29.89**	-	$ -
Balance, March 31	**9,950,300**	**$31.33**	5,250,400	$29.49
Exercisable, March 31	**728,225**	**$29.50**	-	$ -

The stock options outstanding and exercisable as at March 31, 2002, by exercise price, are as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	**Number of stock options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number of stock options**	**Weighted average exercise price**
$29.49 to $32.99	**5,369,800**	**9.0**	**$29.68**	**728,225**	**$29.50**
$33.16 to $38.50	**4,580,500**	**9.9**	**$33.26**	**-**	**$ -**
	9,950,300	**9.4**	**$31.33**	**728,225**	**$29.50**

Stock options can be accounted for by either the intrinsic value method or the fair value method. The Company follows the intrinsic value method of accounting for the stock options. Since the exercise price is set at the closing price of the common shares on the trading day preceding the grant date, no compensation expense is recognized on the grant date. When options are exercised, the proceeds received by the Company are credited to share capital in the consolidated statements of equity.

5. Stock-based Compensation (Cont'd)

Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense. The weighted average fair value of options at the grant date for the three months ended March 31, 2002 was estimated to be $12.53 per share using the Black-Scholes option pricing model. This pricing model assumes the following weighted average information: risk-free interest rate of 5.4%, an expected life of 7 years, an expected common stock volatility of 33% and an expected dividend yield of 1.7%. Had the fair value method been used for the options granted since January 1, 2002, net income for the three months ended March 31, 2002 would have been reduced by $3, and both basic and diluted earnings per share would have been reduced by $0.01 per share.

6. Acquisition

On December 17, 2001, the Company entered into an agreement with Clarica Life Insurance Company (Clarica) to acquire all the outstanding common shares of Clarica that are not beneficially owned by the Company as general fund assets, for an ascribed price of $51.28 per Clarica common share. Details of the transaction are included in Note 4 of the 2001 annual consolidated financial statements. On March 6, 2002, the shareholders and voting policyholders of Clarica voted in favour of the proposed transaction. Subject to the receipt of all applicable regulatory approvals, the acquisition is expected to close in the second quarter of 2002.

7. Segmented Information

The Company's reportable segments reflect the Company's management structure and internal financial reporting. Each of these segments has its own management. All of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management, annuities, trust operations and banking) and protection services (life and health insurance). Corporate and other represents amounts not attributed to wealth management or protection and primarily includes investments of a corporate nature and earnings on capital not attributed to the strategic business units.

Other operations include those operations for which management responsibility resides in head office. Total net income or loss in this category is shown net of certain expenses borne centrally. Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2002 consists of interest of $69 ($36 in 2001) and fee income of $20 ($7 in 2001).

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED MARCH 31, 2002

		United States		United			Consolidation	
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total
REVENUE								
Wealth management	$ 330	$ 2,484	$ 543	$ 160	$ 1	$ 4	$ (18)	$ 3,504
Protection	642	823	-	299	122	3	-	1,889
Corporate and other	10	7	-	5	-	69	(71)	20
	$ 982	$ 3,314	$ 543	$ 464	$ 123	$ 76	$ (89)	$ 5,413
TOTAL NET INCOME (LOSS)								
Wealth management	$ 19	$ 63	$ 47	$ 34	$ -	$ 4	$ (7)	$ 160
Protection	32	44	-	19	2	(1)	-	96
Corporate and other	8	(9)	-	(11)	-	3	7	(2)
	$ 59	$ 98	$ 47	$ 42	$ 2	$ 6	$ -	$ 254
ASSETS								
General fund assets	$ 17,977	$ 46,189	$ 1,645	$ 11,329	$ 1,889	$ 2,246	$ 172	$ 81,447
Segregated funds net assets	$ 9,020	$ 31,639	$ -	$ 8,043	$ 1	$ -	$ -	$ 48,703
Other assets under Management	$ 27,104	$ 2,811	$219,832	$ -	$ 30	$ -	$(23,031)	$ 226,746

RESULTS BY SEGMENT FOR THE THREE MONTHS ENDED MARCH 31, 2001

		United States		United			Consolidation	
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total
REVENUE								
Wealth management	$ 359	$ 1,267	$ 603	$ 218	$ -	$ 3	$ (7)	$ 2,443
Protection	667	730	-	337	103	2	-	1,839
Corporate and other	4	24	-	2	-	57	(36)	51
	$ 1,030	$ 2,021	$ 603	$ 557	$ 103	$ 62	$ (43)	$ 4,333
TOTAL NET INCOME (LOSS)								
Wealth management	$ 21	$ 13	$ 58	$ 29	$ (1)	$ 4	$ (8)	$ 116
Protection	21	29	-	7	9	-	-	66
Corporate and other	6	8	-	3	-	(6)	8	19
	$ 48	$ 50	$ 58	$ 39	$ 8	$ (2)	$ -	$ 201
ASSETS								
General fund assets	$ 17,402	$ 17,860	$ 1,816	$ 14,397	$ 1,600	$ 3,995	$ (58)	$ 57,012
Segregated funds net assets	$ 8,168	$ 27,031	$ -	$ 11,024	$ -	$ -	$ -	$ 46,223
Other assets under Management	$ 23,415	$ 1,727	$208,653	$ 3,405	$ 9	$ -	$(24,165)	$ 213,044

8. Loans Securitization

On February 19, 2002, the Company sold commercial mortgages with a carrying value of $497 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $28 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

9. Provisions for Certain Contingencies

REINSURANCE MATTERS

The Company adopted a formal plan of disposal for its reinsurance operations on December 15, 1999. On April 10, 2000, the transaction to sell the life retrocession and financial reinsurance lines of its reinsurance business closed after receiving all of the necessary regulatory approvals. The portion of the reinsurance business which was not included in the sale, primarily the accident and health reinsurance business, has been discontinued as the Company has stopped writing such business and closed its existing block of business. The actuarial liabilities and provisions remaining with the Company amount to $691 ($808 as at March 31, 2001). Certain of the arrangements in the business remaining with the Company are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but this is not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company is engaged in arbitration proceedings in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool. The Company is seeking rescission of, or damages in respect of, certain contracts of reinsurance of accident and health insurance components of workers' compensation insurance policies written by U.S. insurers. The amounts involved are substantial.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

Based on its investigation of the facts currently available and on the advice of counsel, the Company believes that it has strong grounds on which to rescind the contracts with the Unicover pool members. However, the arbitration proceedings may be lengthy and the outcome of the arbitration proceedings is uncertain. The final liabilities of the Company in respect of Unicover-related claims are not expected to have a material adverse effect on the consolidated financial position of the Company regardless of the outcome of these arbitration proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business based on information known to it at the time. The financial terms of certain settlements that the Company has entered into to date in connection with Unicover-related claims are consistent with these provisions. No additional provisions were established during the first three months of 2002.

LEGAL PROCEEDINGS

Sun Life Financial is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

PROVISIONS IN THE UNITED KINGDOM

In the United Kingdom, the life insurance industry is being required to compensate certain policyholders under the Financial Services Authority guidelines on sales of pension products. The compensation is for sales which occurred from 1988 to 1994. These guidelines have been significantly expanded for the second phase of required compensation, which has required the entire industry to significantly increase its provisions. The Financial Services Authority is continuing to provide more specific guidance for this compensation. The liability has been determined by the use of estimates derived from the regulatory guidance or the Company's prior experience. The Company's future experience may be different from these estimates and consequently there is still uncertainty in measuring its ultimate costs. There was no increase in the provisions for the first three months of 2002 and 2001 and the total cost since inception is $1,176. During the first three months of 2002, the Company paid compensation of $54 ($56 in the first three months of 2001), for total compensation payments since inception of $734. At March 31, 2002, the Company had provisions of $302 ($500 as at March 31, 2001) for future compensation payments and related expenses.

In 1998, the Company significantly increased its actuarial liabilities in connection with certain annuities with minimum annuity rates issued prior to 1994 by Confederation Life (U.K.) in the United Kingdom. At March 31, 2002, the actuarial liabilities for these annuities were $265 ($243 as at March 31, 2001, as restated due to the adoption of the Canadian asset liability method). The Company has instituted a hedging program with the objective of limiting losses that would otherwise arise upon further declines in interest rates in the United Kingdom. This program provides a substantial, although not complete, hedge against declines in interest rates. There can be no certainty that additional liabilities will not be incurred in the future as a result of interest rate changes or other factors.

Sun Life Financial

FIRST QUARTER 2002

MANAGEMENT'S
DISCUSSION AND ANALYSIS

Three Months Ended

March 31, 2002

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Management's Discussion and Analysis for the three months ended March 31, 2002

Sun Life Financial Services of Canada Inc. ("the Company" and, together with its subsidiaries, "Sun Life Financial") had shareholder net income of $256 million for the quarter ending March 31, 2002, an increase of $54 million, or 27 per cent, over the $202 million earned in the first quarter in 2001. Earnings per share of 59 cents increased by 11 cents, or 23 per cent from the 48 cents per share earned in 2001's first quarter. Of the 11 cent increase, 1 cent was due to the change in accounting standards with respect to goodwill amortization. The earnings per share of 59 cents in the fourth quarter of 2001 included a contribution from one-time items of 2 cents per share.

FINANCIAL SUMMARY
UNAUDITED

	1Q'02	4Q'01	1Q'01
Shareholder Net Income ($mm)	256	253	202
Earnings Per Share ($)	0.59	0.59	0.48
Revenues ($mm)	5,413	4,885	4,333
Return on Equity (%)	13.2	13.4	12.3
Weighted Average Shares Outstanding (mm)	431.7	431.3	421.4

The quarter benefited from a strong performance at Keyport Life Insurance Company ("Keyport") which continued to achieve results in excess of the Company's initial expectations. The smooth integration of this acquisition reinforces the Company's confidence in achieving attractive results from integration of the Clarica Life Insurance Company ("Clarica") later this year.

The Company is experiencing solid revenue synergies as Keyport and Independent Financial Marketing Group, Inc.'s ("IFMG") distribution powers are brought to bear on products manufactured by Sun Life Financial and Massachusetts Financial Services Company ("MFS"). This linkage is proving to be a very effective business model, efficiently leveraging Sun Life Financial's capabilities across the complete value chain. The Canadian Operations also had good results, while the UK Operations produced a commendable performance with a ROE of more than 20 per cent.

Sun Life Financial demonstrated the ability to achieve steady, consistent growth in operating earnings despite lacklustre capital markets. Sun Life Financial's wealth management businesses experienced some revenue pressures, but its balanced business model was able to address these challenges to continue the Company's string of record earnings.

FINANCIAL REVIEW

Assets Under Management

At March 31, 2002, assets under management were $356.9 billion, an increase of $5.2 billion or 1.5 per cent relative to the $351.7 billion at December 31, 2001. The increase in assets under management is the result of continuing solid net mutual and managed fund sales, which were $5.2 billion in the first quarter. Assets under management increased by $40.6 billion or 12.8 per cent relative to the $316.3 billion at March 31, 2001. The Keyport acquisition added $30.6 billion to assets under management. This increase was partially offset by the sales in the fourth quarter of 2001 of Sun Bank plc and SLC Asset Management Limited in the U.K., which had combined assets under management of $8.6 billion at March 31, 2001.

Revenue

Total revenue in the first quarter was $5,413 million, an increase of $1,080 million, or 25 per cent, compared to the $4,333 million recorded in the quarter ending March 31, 2001. Revenues from Keyport added $1,555 million in 2002.

Investment income increased by $219 million, including $317 million from Keyport which more than offset the reduction occurring from the U.K. companies sold in the fourth quarter of 2001.

Annuity premiums increased by $829 million in the first quarter of 2002 relative to the first quarter of 2001. Keyport contributed $1,215 million in revenues helping to offset a decrease in investment product deposits. Life and health insurance premiums increased by $43 million in the first quarter of 2002 over the first quarter in 2001.

Increases in investment income and premium revenues for the quarter were partially offset by a decrease in fee revenues of $11 million, largely in the wealth management businesses.

Earnings

Earnings attributable to shareholders for the first quarter were $256 million, up $54 million, or 27 per cent from $202 million in the first quarter of 2001. In accordance with new accounting standards, earnings are no longer reduced for the amortization of goodwill in 2002. The goodwill amortization included in first quarter 2001 earnings was $4 million. Total net income, which includes earnings attributable to policyholders, was $254 million, an increase of $53 million, or 26 per cent, as compared to the $201 million earned in the first quarter of 2001.

Cash Flows

Net cash inflows in the first quarter of 2002 were $7 million, compared to $35 million in the first quarter of 2001. At March 31, 2002, cash, cash equivalents and short-term investments were $4.1 billion compared to $4.3 billion a year earlier and $4.8 billion at December 31, 2001. The increase of $1,139 million in net cash provided by operating activities and the increase of $697 million in net cash used in investing activities in the first quarter of 2002 compared to the first quarter of 2001 were primarily related to the activities of Keyport, which was acquired in October 2001 and not included in the first quarter of 2001 cash flows. During the first quarter of 2002 Sun Life Financial redeemed $300 million of subordinated debt prior to the maturity date for the issue. The cost associated with the prepayment of these debentures was recorded in the fourth quarter of 2001.

Balance Sheet Changes

Total general fund assets increased $1.1 billion between December 31, 2001 and March 31, 2002. The majority of the increase was related to higher asset levels in Keyport due to strong sales activity.

Shareholders' Equity

Shareholders' equity was $7,811 million at March 31, 2002, an increase of $166 million from December 31, 2001. The increase in shareholders' equity resulted from first quarter earnings of $256 million less dividend payments of $60 million in the quarter. Shareholders' equity was further reduced by $30 million of currency adjustments primarily due to the stronger Canadian dollar relative to the British pound.

Return on equity (ROE) for the first quarter of 2002 was 13.2 per cent, up from a return of 12.9 per cent before one-time items in the fourth quarter of 2001. Including one-time items in the fourth quarter, ROE was 13.4 per cent. Shareholders' equity and ROE of 12.3 per cent for the first quarter of 2001 have been restated due to a reduction of $206 million to equity related to the adoption of new Canadian actuarial standards in the fourth quarter of 2001.

PERFORMANCE BY OPERATING UNIT

Canadian Operations

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Revenues ($mm)	982	997	896	932	1,030
Net Income ($mm)	61	57	51	55	49
ROE (%)	20.0	18.6	16.5	17.6	13.6

In the first quarter of 2002, Canadian Operations earned $61 million, an increase of $12 million or 24 per cent, relative to the $49 million earned in the first quarter of 2001. This increase was primarily driven by an $11 million increase in Group Life & Health earnings arising from better claims experience.

	NET INCOME/(LOSS)				
($mm)	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Individual Life	11	14	7	8	10
Group Life & Health	23	23	23	23	12
Group Retirement Services	8	6	9	12	11
Spectrum & Other	11	20	9	6	10
Investment Portfolio & Other	8	(6)	3	6	6
Total	61	57	51	55	49

Earnings grew by $4 million, or 7 per cent, relative to the $57 million earned in the fourth quarter of 2001.

- Individual Life reported earnings of $11 million for the current quarter, an increase of $1 million from the first quarter of 2001. The decline of $3 million from the fourth quarter was driven by less favourable mortality experience.

- Group Life & Health earnings of $23 million were $11 million higher than in the first quarter of 2001 largely because of improvements in morbidity and mortality experience. First quarter earnings were consistent with those of the fourth quarter of 2001.

- Group Retirement Services earned $8 million in the first quarter of 2002, a decline of $3 million compared to the first quarter of 2001, primarily due to declines in investment income partially reflecting reduced levels of capital required to support the business. Current quarter results were $2 million higher compared to the fourth quarter of 2001, which included mortality-related reserve strengthening.

- Spectrum & Other had earnings of $11 million in the first quarter of 2002, compared to earnings of $10 million in the first quarter of 2001. The earnings for the quarter have declined $9 million from fourth quarter 2001 levels, which reflected the capitalization of favourable expense experience as an adjustment to actuarial liabilities in individual annuities.

United States Annuity and Insurance Operations

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Revenues ($mm)	3,314	2,507	1,528	1,755	2,021
Net Income ($mm)	98	90	55	27	50
ROE (%)	8.7	10.6	15.1	7.7	15.8

U.S. Annuity and Insurance Operations earned $98 million in the first quarter of 2002, compared to $50 million in the first quarter of 2001, an increase of $48 million, or 96 per cent. Keyport contributed $48 million to this increase, before financing costs and reduced investment income on capital deployed which were attributed to the Corporate Capital reporting unit. Individual Life and Group Life & Health also saw improved earnings that offset lower earnings in Investment Portfolio & Other.

NET INCOME/(LOSS)					
($mm)	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Retirement Products & Services	63	35	15	1	13
Individual Life	32	25	33	25	23
Group Life & Health	12	14	11	10	6
Investment Portfolio & Other	(9)	16	(4)	(9)	8
Total	98	90	55	27	50

- Retirement Products & Services (including Keyport) reported earnings of $63 million, an increase of $50 million or 385 per cent compared to the $13 million earned in the first quarter of 2001.

- Individual Life earned $32 million, $9 million or 39 per cent greater than the $23 million earned in the first quarter of 2001. The increase was the result of improved earnings due to favourable mortality experience and greater investment and fee income reflecting the increase in the in-force block.

- Group Life & Health earned $12 million in the first quarter. This was double the $6 million earned in the first quarter of 2001. The improvement resulted from better claims experience and expense management and improved pricing in the Sun Life Financial's stop-loss business.

- The $9 million loss in the Investment Portfolio & Other line was $17 million less than the first quarter 2001 earnings of $8 million. This decrease in earnings was primarily due to equity market hedging costs incurred in the first quarter of 2002 contrasted with gains realized from the sale of investment assets in the first quarter of 2001. Results in the fourth quarter of 2001 benefited from a favourable tax settlement.

MFS Investment Management

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Revenues ($mm)	543	542	541	587	603
Net Income ($mm)	47	50	58	65	58
ROE (%)	44.3	47.0	60.4	75.8	76.6
Average Net Assets	215	211	212	218	227

MFS reported net income of $47 million in the first quarter of 2002, a decline of $11 million, or 19 per cent, from the $58 million earned in the first quarter of 2001. Average net assets (ANA) were $215 billion in the first quarter of 2002, a decline of $12 billion, or 5 per cent, relative to the first quarter of 2001. Largely as a result of this decline in ANA, revenues for the quarter declined by $60 million, or 10 per cent, relative to revenues in 2001's first quarter. Total operating expenses declined by 9 per cent compared to last year's first quarter.

The $3 million decline in net income in the first quarter of 2002 relative to 2001's fourth quarter resulted from a $7 million increase in operating expenses reflecting a primarily seasonal factor in payroll tax expense. Revenues increased by only $1 million as higher ANA were offset by a decline in the number of days for which fees were chargeable during the first quarter.

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Assets Under Management	221	220	194	222	210
Net New Sales	4.6	2.3	3.9	7.8	12.4
Market/Currency Movement	(3.2)	23.8	(31.7)	3.6	(24.8)

- Net new sales, across all business lines, for the first quarter of 2002 were $4.6 billion (US$2.9 billion).
- #10 ranking for net new retail mutual fund flows in the non-proprietary channel with inflows of US$765 million (March 2002).
- #10 ranking by size among U.S. mutual fund companies with US$82 billion in long term mutual fund assets under management (March 31, 2002).
- Based on Lipper data, the three-year performance of 73 per cent of MFS' equity funds were in the top two quartiles (March 31, 2002).
- Based on Lipper data, the three-year performance of 93 per cent of MFS' fixed income funds were in the top two quartiles (March 31, 2002).

United Kingdom Operations

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Net Income ($mm)	42	54	37	50	39
ROE (%)	20.1	19.9	12.2	17.5	13.9

The results in the U.K. Operations continue to reflect the benefits resulting from the aggressive actions taken over the last five quarters.

Earnings for the U.K. Operations were $42 million in the first quarter of 2002, an increase of $3 million relative to earnings of $39 million in the first quarter of 2001. The first quarter results in 2001 included $10 million of earnings from Sun Bank plc and SLC Asset Management Limited, which were sold in late 2001. Adjusting for the lost earnings from these businesses, the U.K. Operations' net income increased by $13 million, or 45 per cent. This earnings improvement reflects the impact of exiting the direct sales force business in 2001, which eliminated new business acquisition costs and lowered operating expenses.

Relative to the fourth quarter of 2001, earnings for the first quarter of 2002 declined by $12 million to $42 million. Fourth quarter earnings included $2 million in earnings from SLC Asset Management Limited. Adjusting for this sale, earnings in the first quarter of 2002 declined by $10 million compared to the fourth quarter of 2001. First quarter 2002 earnings of Sun Life Financial's ongoing group benefits operations in the U.K. improved by $3 million over the fourth quarter of 2001 reflecting better mortality related claims experience. Earnings for the individual insurance operations declined $13 million primarily because the fourth quarter 2001 earnings for individual insurance operations included the favourable impact of a reduction in future commission expenses.

On January 14, 2002, the Company announced an agreement with the Marlborough Stirling group (MSG) to outsource the administration of its closed book of U.K. individual life and pension business, consisting of more than 800,000 policies. This agreement took effect in March 2002 and is expected to lower operating expenses, reduce operating risk and enhance strategic flexibility in the U.K. As a result of this agreement, the U.K. Operations workforce has been reduced by 605 employees from 761 at December 31, 2001 to 156 at March 31, 2002. This reduction was principally achieved by the transfer of staff to MSG. Most of the remaining employees are employed in Sun Life Financial's ongoing group benefits business.

Asian Operations

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Revenues ($mm)	123	148	107	106	103
Net Income/(Loss) ($mm)	2	(1)	3	10	8
ROE (%)	1.6	n/a	2.5	8.6	7.5

Earnings for Asia for the first quarter of 2002 were $2 million, a decrease of $6 million compared to earnings of $8 million the year before.

This earnings decline resulted from continuing investments to grow Sun Life Financial's operations in Hong Kong, Indonesia, India and China partially offset by a $3 million increase in earnings in the Philippines.

In March 2002, Sun Life Financial's Indian life insurance joint venture, Birla Sun Life Insurance Company Limited, completed its first full year of operations. The joint venture life company offers individual and group insurance products, through both direct sales force and alternate channels. The targets for premium and sales in the first year of operation were met. This successful joint venture continues to build on Sun Life Financial's 1999 business partnership with the Aditya V. Birla group.

Sun Life Financial's joint venture in China received formal Chinese insurance regulatory approval on April 2, 2002. Sun Life Everbright Life Insurance Company Limited commenced selling life insurance in late April of 2002 through its sales force of 2,000 agents.

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company's other operating units.

	1Q'02	4Q'01	3Q'01	2Q'01	1Q'01
Net Income/(Loss) ($mm)	6	3	11	5	(2)
ROE (%)	26.4	1.0	2.1	1.0	n/a

Corporate Capital reported earnings of $6 million in the first quarter of 2002 compared to a loss of $2 million in the first quarter of 2001. Lower operating expenses helped achieve an earnings improvement of $8 million in Corporate Capital. Earnings were also impacted by reduced investment income on capital deployed and financing related costs associated with the Keyport/IFMG acquisition.

OTHER MATTERS

Recent Events

- On March 6, 2002 Clarica shareholders and voting policyholders voted in favour of the acquisition by the Company of the issued and outstanding common shares of Clarica. The transaction is still subject to the approval of the Minister of Finance and regulators and is expected to close in the second quarter of 2002.

- The quarterly shareholder dividend of $0.14 per share, declared on February 13, 2002, increased $0.02 cents per share, or 16.7 per cent, from the previous quarter.

Review of Risk Factors

The Company, through its ongoing risk management procedures, reviews risk factors and reports to senior management on a monthly basis. The results of these monthly risk review meetings are also reported to the Board of Directors' Risk Review Committee, which meets four times a year. Overall, the Company has concluded that there have been no significant changes in the nature and level of risk exposure from that discussed in the 2001 annual Management's Discussion and Analysis.

Outlook

The North American economy is rebounding somewhat more strongly than originally expected. The Company's outlook for its current ongoing operations remains unchanged from that described in the 2001 annual Management's Discussion and Analysis.

The Company has previously announced its intention to acquire the issued and outstanding common shares of Clarica. This transaction, which remains subject to regulatory approval, is expected to close during the second quarter of 2002. The combination of Clarica and Sun Life Financial's Canadian Operations will significantly impact the earnings outlook of this reporting unit. While the combination is expected to be accretive to earnings and earnings per share, there will be initial charges to net income as a result of costs associated with the integration process. The integration costs, incurred by Sun Life Financial, are currently anticipated to be no lower than $240 million, after tax. A portion of these costs will be recorded in the second quarter of 2002.

Other

On April 8, 2002 the Company announced its intention to delist its common shares from the London Stock Exchange, effective 8 a.m. GMT on May 8, 2002. The decision to cancel the Company's secondary listing on the London Stock Exchange was based on the low trading volume and the cost to maintain this listing.

Sun Life Financial Services of Canada Inc. will continue to maintain its primary listings on both the Toronto Stock Exchange and the New York Stock Exchange to provide ongoing liquidity for shareholders worldwide. The Company will also maintain a secondary listing on the Philippine Stock Exchange, where it is often one of the most actively traded issues.

Forward-Looking Statements

This Management's Discussion and Analysis contains forward-looking statements with respect to the Company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Services of Canada Inc.
(Registrant)

Date: **May 1, 2002**

By: ______________________
Thomas A. Bogart,
Executive Vice-President and Chief Legal Officer

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